U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2005

Commission File No.: 0-13966

BLACK MOUNTAIN CAPITAL CORPORATION
(Translation of Registrant's name into English)

Suite 613, 375 Water Street, Vancouver, British Columbia, Canada, V6B 5C6
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

[X] Form 20-F	[ ] Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_________________.

MATERIAL CHANGE REPORT

Filed pursuant to:

s.85 of the Securities Act (British Columbia)
s.118 of the Securities Act (Alberta)

1.	Reporting Issuer:

The full name, address and telephone number of the reporting issuer are:

BLACK MOUNTAIN CAPITAL CORPORATION (the "Company")
#613 - 375 Water Street
Vancouver, B.C., V6B 5C6

Telephone: (604) 689-7565

2.	Date of Material Change:

The material change described in this report occurred on June 14, 2005.

3.	Press Release:

On June 14, 2005, the Company issued a news release relating to the material change. The news release was disseminated through the facilities of Market News Publishing Inc.

4.	Summary of Material Change:

See attached news release.

5.	Full Description of Material Change:

See attached news release.

6.	Reliance on Confidential Filing Provisions:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Senior Officers:

The following senior officer of the Company is knowledgeable about the material change and may be contacted by any of the securities commissions respecting the change:

Tom S. Kusumoto
Director
(604) 689-7565

9.	Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 14th day of June, 2005.

BLACK MOUNTAIN CAPITAL CORPORATION /s/ Tom S. Kusumoto Tom S. Kusumoto Director

cc: The TSX Venture Exchange

NEWS RELEASE FOR IMMEDIATE RELEASE

FOR: Black Mountain Capital Corporation
(TSX Venture-BMM.U; OTCBB-BMMUF)

VANCOUVER, Canada /14 June 2005/-- Black Mountain Capital Corporation (the “Company”) announced it has entered into a settlement agreement with the Alberta Securities Commission (“ASC”) regarding the breach of Alberta securities laws respecting control persons, insiders, and takeover bids. The Company entered into the agreement to, among other things, mitigate the ongoing expense of litigation. The Company has agreed to pay the ASC $40,000 and an additional $10,000 in partial satisfaction of the investigation costs to resolve this matter.

Contact: Tom S. Kusumoto
Black Mountain Capital Corporation
(604) 689-7565
tsk@mercury.ca

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:	BLACK MOUNTAIN CAPITAL CORPORATION

By:	/s/ Tom S. Kusumoto
TOM S. KUSUMOTO, PRESIDENT

Date:	June 14, 2005